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EX99.23 - PRESS RELEASE DATED MAR 22, 2005: MIV THERAPEUTICS RECEIVES GOVERNMENT
          GRANT TO EXPEDITE DEVELOPMENT OF PROPRIETARY HAP STENT COATING FOR
          DRUG DELIVERY TECHNOLOGIES


March 22, 2005 MIV Therapeutics Inc. (MIVT: OTCBB) announced today that its wholly-owned subsidiary, MIVI Technologies Inc., that is involved in the research and development of multilayer coating technologies with drug eluting capability for cardiovascular stents and other implantable devices, has received a Government grant for the research program titled "Development of Novel Drug Eluting Composite Coatings for Cardiovascular Stents". The National Research Council approved MIVI's application following an in depth familiarization with the advanced concept of novel technologies proposed by MIVI, and a review of the Company's organizational and fiscal capability to carry on with the proposed USD 1 million+ R&D program.

"Receiving IRAP support for our research and development program will help us bridge the financial needs associated with our drive towards commercialization of our technologies., said Alan Lindsay, Chairman and CEO of MIV Therapeutics Inc. "In order to achieve financial assistance from The National Research Council the Company had to meet variety of stringent requirements set forth by the guidelines of the program, which were later verified during numerous on-site visits by the IRAP team of technical and business reviewers.. Approval of our application comes at a time when the Company is gearing towards clinical trials of its proprietary Hydroxyapatite (HAp) nano-coating technology, and when we are simultaneously aggressively pursuing the development of the next generation of fully biocompatible coating for a variety of applications on medical devices. IRAP funding will provide welcome support to these corporate development strategies".

Mr. Arc Rajtar, V.P. Operations, who also heads the MIVI R&D team and coordinates technical cooperation with the University of British Columbia commented, "We are very pleased with the news regarding approval of our application by NRC IRAP experts. IRAP funding will be used to support our demand for personnel who will help us with their experience and expertise to meet the objectives of this ambitious program. The multilayer composite coatings will offer drug release characteristics which can be "engineered" to accommodate a broad variety of drugs and their specific applications, in a manner which is demanded by the medical practitioners."

Dr. Tom Troczynski, Ph.D., Professor of Ceramics at The University of British Columbia and MIVT Vice President of Coatings added, "IRAP grant supports MIVI's research program focusing on development of advanced composite coatings complimenting MIVT's proprietary Hydroxyapatite (HAp) coating technologies. The program will develop a new generation of multilayer drug eluting coatings combining the superb biocompatibility already achieved by our proprietary HAp coatings with expanded applications and enhanced properties offered by the composites."

About NRC-IRAP
--------------

The National Research Council-Industrial Research Assistance Program (NRC-IRAP) is Canada's premier innovation assistance program for small and medium-sized enterprises (SMEs). It is a vital component of the NRC, a cornerstone in Canada's innovation system, regarded world-wide as one of the best programs of its kind. NRC-IRAP's mandate - to stimulate wealth creation for Canada through technological innovation - is largely accomplished by providing technology assistance to SMEs at all stages of the innovation process, to build their innovation capacity. NRC-IRAP helps SMEs understand the technology issues and opportunities and provides linkages to the best expertise in Canada.

About MIV Therapeutics
----------------------

MIV Therapeutics is developing a next generation line of advanced biocompatible coatings for passive and drug-eluting application on cardiovascular stents and other implantable medical devices. MIVT's ultra-thin coating has been derived from a unique biocompatible material called Hydroxyapatite (HAp) that has been shown to significantly inhibit the body's inflammatory response and the problem of restenosis associated with implanted medical devices. Hydroxyapatite is a biocompatible and bioactive porous material that makes up the bone mineral and matrix of teeth. It is widely used as a bone substitute material and for coating implantable fixation devices in orthopedic, dental and other applications. MIVT reached a Collaborative Research Agreement (CRA) with the University of British Columbia received a research and development grant from the Natural Sciences and Engineering Research Council of Canada (NSERC) in 2002 for the additional development of Hydroxyapatite as a drug eluting coating. MIVT's ultra-thin coating formulation is designed primarily to protect surrounding tissue from the chemical interaction of metal stents. The Company has progressed to the next development stage, which is expected to finalize the drug-eluting research and development program. For more information, please visit

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http://www.mivtherapeutics.com. To read or download MIV Therapeutics' Investor
Fact Sheet, visit http://www.trilogy-capital.com/tcp/mivt/factsheet.html. To obtain daily and historical Company stock quote data, and recent Company news releases, visit http://www.trilogy-capital.com/tcp/html/mivt.htm.

Forward-Looking Statements
--------------------------

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements. Such statements are indicated by words or phrases such as "believe", "will", "breakthrough", "significant", "indicated", "feel", "revolutionary", "should", "ideal", "extremely" and "excited". These statements are made under "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those described in forward-looking statements and are subject to risks and uncertainties. See the Company's filings with the Securities and Exchange Commission including, without limitation, the Company's recent Form 10-K and Form 10-Qs, which identify specific factors that may cause actual results or events to differ materially from those described in the forward-looking statements.


Copyright (C) 2004 MIV Therapeutics Inc. All rights reserved.


CONTACT:

MIV Therapeutics Inc.
Investors:
Dan Savino, 800-221-5108 ext.16
Fax: 604-301-9546
dsavino@mivi.ca

or

Trilogy Capital Partners
Investors:
Paul Karon, 800-342-1467
paul@trilogy-capital.com

or

Product inquiries and business opportunities:
Arc Rajtar, 604-301-9545 ext.22
arajtar@mivi.ca